O-29546

P.E 7/31/02

02050080

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 2 2002
WASH. D.C. 154

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2002

America Mineral Fields Inc.
(Translation of registrant's name into English)

St. George's House, 15 Hanover Square, London W1S 1HS, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

PROCESSED
AUG 0 8 2002
P THOMSON FINANCIAL

NEWS RELEASE

AMERICA
MINERAL
FIELDS INC.

St George's House, 15 Hanover Square, London W1S 1HS, U.K.
Tel: +44 20 7355 3552 Fax: +44 20 7355 3554
Email: london@am-min.com

ANGOLAN COUNCIL OF MINISTERS RATIFIES DIAMOND AGREEMENT BETWEEN IDAS AND ENDIAMA

FOR IMMEDIATE RELEASE **TRADING: TSE:AMZ**

LONDON UK 8th July 2002 – America Mineral Fields Inc., (AMZ-T) is pleased to announce that the Angolan Council of Ministers has ratified the Heads of Agreement drawn up between IDAS Resources NV (100% owned by AMZ), Endiama E.P. (the Angolan State diamond company) and Twins Limited, a company representing private Angolan investors.

Through its 100%-owned subsidiary, IDAS Resources N.V., AMZ holds two diamond licenses, known as the Cuango Floodplain exploration lease and the Camutue mining lease. These areas adjoin and cover the northern half of the Cuango River Basin from just south of Luremo northward to the border with the Democratic Republic of Congo. The overall area of the two licenses covers some 2,936 km^2.

This ratification now prepares the way for AMZ to embark on its planned diamond exploration programme in these highly prospective lease areas.

Under the terms of this Heads of Agreement, IDAS will have a 51% shareholding in the joint venture until such time as all shareholder loans to the project have been repaid. Thereafter, IDAS's shareholding will be reduced to 49% but IDAS will have the right to vote sufficient shares owned by Twins Limited to ensure continuing voting control. IDAS will now complete the negotiation of a comprehensive agreement with Endiama and Twins to define the governance of the joint venture. As soon as this agreement is in place, evaluation work will commence.

AMZ is greatly encouraged by the enormous positive changes that have occurred in the political and security environment in Angola in the period following the demise in February 2002 of UNITA leader Jonas Savimbi. The cease-fire agreed between the Federal Army of Angola (FAA) and UNITA remains intact and more than 80,000 former UNITA soldiers and their families have reported to transit camps. This represents an important first step in the process of reintegrating these people back into normal society. The leaders of UNITA have made a commitment to renounce violence and are being incorporated into the formal political process.

As a consequence of these encouraging developments, the security situation in the country as a whole, and in the lower Cuango River valley in particular, have dramatically improved. IDAS is now confident that it will be able to mobilise into its license areas before the end of the third quarter of calendar 2002. Accordingly, the decision has been made to re-open its office in Luanda and the exploration planning and recruitment process has commenced.

In May 2002 the Company commissioned geological consultants ACA Howe International Limited ("Howe") to compile a geographical information system (GIS) database utilising sample results undertaken by Diamang combined with interpreted data from Landsat 7 Satellite imagery. This report identifies a number of anomalous areas for immediate follow-up and four highly attractive structural targets for intensive exploration.

Within the Cuango Floodplain license, the Cuango River meanders for 108km through a floodplain corridor of 55km which remains unworked and untested for diamondiferous gravels. It is believed that the diamond potential of the riverbed and the river banks is excellent and that dredging will offer a cost-effective way of recovering diamonds from this vast area. The Howe report identifies three high priority structural targets for evaluation in this license.

The Camutue mining license has a long history of production and the Company will commence an evaluation of the area to determine the potential of any unworked diamondiferous gravels and the one structural target identified by the Howe report. The whole area is underlain by an Archean craton, an ancient geological massif, making it also a highly prospective area for kimberlites.

Mr Tim Read, President and Chief Executive, commented:

"The ratification by the Angolan Government of our Heads of Agreement with Endiama and Twins represents an important step for AMZ towards initiating a major diamond exploration programme on our licenses in the highly prospective Cuango River Basin area. We are greatly encouraged by the support of the Government of Angola and by its commitment towards restoring economic and social stability in the country."

— END —

For further information please contact:

London		*North America*	
Tim Read -	*Chief Executive Officer*	*Bernard Vavala -*	*Chairman*
Telephone	*020 73553552*	*Telephone*	*1-843-768-2411*
Facsimile	*020 73553554*	*Facsimile*	*1-843-768-2415*
E-mail	*london@am-min.com*	*E-mail*	*chairman@am-min.com*

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for the exploration properties in Angola. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling and exploration results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the Company's periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission..

AMERICA MINERAL FIELDS INC.

ANGLO AMERICAN

Joint announcement by America Mineral Fields Inc. and Anglo American plc

Restructuring of Shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Key aspects of the transaction:

- Anglo Base Metals (a division of Anglo American) has decided to divest its 50% stake in CMD as part of its global strategy to restructure its base metal portfolio and to focus on major interests in larger scale projects.

- AMZ and Anglo American accordingly have reached agreement for the purchase and sale of all of Anglo American's shareholding in CMD. The consideration payable by AMZ to Anglo American, totalling approximately US$3.5m, substantially reflects the terms of the original joint venture agreement. As a result of the transaction, AMZ now holds a 100% interest in CMD.

- AMZ is focused on projects in Central Africa, and in particular in the DRC. For AMZ, the Kolwezi Tailings Project remains a core asset of the company, and consequently AMZ welcomes the opportunity that Anglo Base Metals' changed strategy provides to expand its participation in this attractive investment.

- The terms and conditions also include a cross-licensing agreement, which will, *inter alia*, provide CMD with technical know-how to implement the Project.

- CMD believes that it is well positioned to progress the Project further in a timely manner. No adverse consequences to the rights held by CMD are foreseen as a result of this transaction.

10th July 2002

This News Release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the AMZ plans for the Kolwezi Tailings Project and the expected results of this work. Information concerning the plans of the AMZ and the measured and inferred reserves at the Kolwezi Tailings Project may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the AMZ periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

ENQUIRIES

Anglo American plc

London		
Nick von Schirnding – Investor Affairs	Tel:	+ 44 20 7698 8540
Edward Bickham – Media Relations	Tel:	+44 20 7698 8547
Johannesburg		
Marion Dixon – Media Relations	Tel:	+27 11 638 3001

America Mineral Fields Inc.

Tim Read President and CEO	Tel:	+44 207 355 3552
Archie Berens/Michael Spriggs (College Hill and Associates)	Tel:	+44 20 7457 2020

Notes to Editors:

The Kolwezi Tailings Project

The Kolwezi Tailings Project comprises a tailings resource of 112.8 million tonnes at an average grade of 1.49% copper and 0.32% cobalt [1]. Substantial work to progress the Project has been carried out by CMD, including proving the reserves, successfully operating a fully integrated pilot plant and developing a process flowsheet. When commissioned, the Kolwezi Tailings Project is expected to be one of the world's lowest cost cobalt producers, even prior to credits from copper production.

America Mineral Fields Inc.

America Mineral Fields Inc. ("AMZ") is a Canadian Mining Company, listed on the Toronto Stock Exchange. Its principal focus is on the development of its mineral assets in Central Africa, namely the Kolwezi Tailings Project and the Kipushi zinc mine in the DRC and the Cuango River Diamond project in Angola. AMZ's major shareholders are Jean Raymond Boulle(30%) and Umicore (11%). AMZ is also in discussions with a number of additional financial shareholders to invest in CMD and or AMZ and has engaged investment bank CIBC World Markets plc to assist with this process.
(www.am-min.com)

Anglo American plc

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. *(www.angloamerican.co.uk)*

(1) The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Isobel Clark has also conformed these results to the JORC (Joint Ore Reserves Committee) reporting code, with no changes.

BRITISH COLUMBIA
ALBERTA
ONTARIO

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces

Item 1. **Reporting Issuer**

America Mineral Fields Inc.
c/o Suite 2100
1111 West Georgia Street
Vancouver, B.C.
V7X 1K9

Item 2. **Date of Material Change**

July 10, 2002 (being the date of the news release).

Item 3. **Press Release**

The Press Release dated July 10, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canada News-Wire Ltd. (North American distribution).

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Item 5. **Full Description of Material Change**

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officers**

The following Senior Officer of the Company is available to answer questions regarding this report:

Tim Read
President
Tel: 44 207 355 3552

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 10th day of July, 2002.

AMERICA MINERAL FIELDS INC.

Per:

"Paul C. MacNeill"
Paul C. MacNeill
Director

Schedule "A"

AMERICA MINERAL FIELDS INC.

ANGLO AMERICAN

Joint announcement by America Mineral Fields Inc. and Anglo American plc

Restructuring of Shareholding in Kolwezi Cobalt-Copper Tailings Project in the Democratic Republic of Congo

America Mineral Fields Inc. ("AMZ") and Anglo American plc ("Anglo American") today announce that the shareholding of their joint venture company Congo Mineral Developments Limited ("CMD"), the entity which holds their interests in the Kolwezi cobalt-copper tailings project in the Democratic Republic of Congo (DRC), has been restructured.

Key aspects of the transaction:

- Anglo Base Metals (a division of Anglo American) has decided to divest its 50% stake in CMD as part of its global strategy to restructure its base metal portfolio and to focus on major interests in larger scale projects.

- AMZ and Anglo American accordingly have reached agreement for the purchase and sale of all of Anglo American's shareholding in CMD. The consideration payable by AMZ to Anglo American, totalling approximately US$3.5m, substantially reflects the terms of the original joint venture agreement. As a result of the transaction, AMZ now holds a 100% interest in CMD.

- AMZ is focused on projects in Central Africa, and in particular in the DRC. For AMZ, the Kolwezi Tailings Project remains a core asset of the company, and consequently AMZ welcomes the opportunity that Anglo Base Metals' changed strategy provides to expand its participation in this attractive investment.

- The terms and conditions also include a cross-licensing agreement, which will, *inter alia*, provide CMD with technical know-how to implement the Project.

- CMD believes that it is well positioned to progress the Project further in a timely manner. No adverse consequences to the rights held by CMD are foreseen as a result of this transaction.

10th July 2002

This News Release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the AMZ plans for the Kolwezi Tailings Project and the expected results of this work. Information concerning the plans of the AMZ and the measured and inferred reserves at the Kolwezi Tailings Project may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the AMZ periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

ENQUIRIES

Anglo American plc

London		
Nick von Schirnding – Investor Affairs	Tel:	+ 44 20 7698 8540
Edward Bickham – Media Relations	Tel:	+44 20 7698 8547
Johannesburg		
Marion Dixon – Media Relations	Tel:	+27 11 638 3001

America Mineral Fields Inc.

Tim Read President and CEO	Tel:	+44 207 355 3552
Archie Berens/Michael Spriggs (College Hill and Associates)	Tel:	+44 20 7457 2020

Notes to Editors:

The Kolwezi Tailings Project

The Kolwezi Tailings Project comprises a tailings resource of 112.8 million tonnes at an average grade of 1.49% copper and 0.32% cobalt [1]. Substantial work to progress the Project has been carried out by CMD, including proving the reserves, successfully operating a fully integrated pilot plant and developing a process flowsheet. When commissioned, the Kolwezi Tailings Project is expected to be one of the world's lowest cost cobalt producers, even prior to credits from copper production.

America Mineral Fields Inc.

America Mineral Fields Inc. ("AMZ") is a Canadian Mining Company, listed on the Toronto Stock Exchange. Its principal focus is on the development of its mineral assets in Central Africa, namely the Kolwezi Tailings Project and the Kipushi zinc mine in the DRC and the Cuango River Diamond project in Angola. AMZ's major shareholders are Jean Raymond Boulle(30%) and Umicore (11%). AMZ is also in discussions with a number of additional financial shareholders to invest in CMD and or AMZ and has engaged investment bank CIBC World Markets plc to assist with this process.
(www.am-min.com)

Anglo American plc

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. *(www.angloamerican.co.uk)*

(1) The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Isobel Clark has also conformed these results to the JORC (Joint Ore Reserves Committee) reporting code, with no changes.

NEWS RELEASE

A M E R I C A
M I N E R A L
F I E L D S I N C .
St. George's House,
15, Hanover Square,
London W1S 1HS
Tel: 44 (0)207 355 3552
Fax: 44 (0)207 355 3554
Email: london@am-min.com

America Mineral Fields updates development plans for its keystone Kolwezi Tailings Project

FOR IMMEDIATE RELEASE **TRADING SYMBOL: AMZ:TSX**

- Control of project enhances financial and operational flexibility
- Promulgation of New Mining Code seen as further significant progress
- World Bank provides strong support for DRC investment environment

LONDON, U.K. (July 17th 2002) – America Mineral Fields Inc. (AMZ: TSX), a mining company with world-class base metal and diamond exploration and development properties, today welcomed the promulgation of the new DRC Mining Code and provided an update on its development plan for the Kolwezi cobalt/copper tailings project. AMZ recently bought out Anglo American plc, its former joint venture partner in Congo Mineral Development (CMD), the company that is expected to hold a majority interest in the project. The purchase price for Anglo's 50% was $1.5 million in cash, derived from the $3.0 million in cash held by CMD, and the assumption of a $2.0 million liability to CMD owed by AMZ's former partner. This consideration substantially reflects the original terms of the joint venture rather than the project's economics.

"The Kolwezi project has the potential to become the world's largest and lowest cost cobalt producer," said Tim Read, President & CEO, America Mineral Fields. "Raising our interest to a majority position in this core project is consistent with AMZ's growth strategy to marry acceptable country risk with exceptionally low operational risk and very substantial potential returns. CMD remains endowed with $1.5 million of working capital, the rights to the agreements with Gécamines and the DRC Government and access to all the project's metallurgical know-how developed to date."

Among the immediate measures taken by AMZ has been the revaluation and recalculation of the most important project parameters, especially capital costs, operating cost inputs and commodity prices. AMZ is also reviewing its financial resources and requirements and is engaged in discussions with a number of organizations that have demonstrated interest in becoming shareholders or project partners. These discussions do not preclude the involvement of other industrial or strategic partners; in this regard, AMZ has engaged CIBC World Markets plc to assist AMZ in attracting financing for the project and long-term strategic shareholders to broaden the Company's investor base.

-more-

The Kolwezi Tailings Project

The project is based on the reclamation and treatment of stockpiled flotation tailings derived from the Kolwezi concentrator situated adjacent to the town of Kolwezi in the Democratic Republic of the Congo (DRC). Substantial work has been carried out, including proving the reserves, developing a mining plan, producing base-line data for an environmental impact assessment, and successfully operating a pilot plant for 18 months.

The combined tailings reserves, as calculated by independent advisors[1], are 112.8 million tonnes at an average grade of 0.32% cobalt and 1.49% copper. As the tailings at Kolwezi are an easily understood and accessible resource, the establishment of the tonnage and grade is significantly easier than a normal orebody. Moreover, the nature of the resource is anticipated to make ultimate production consistent and reliable.

Several mine plans and schedules were developed to investigate the optimization of revenue, taking into account the commissioning phases and process plant limitations. These plans see the use of monitoring guns to create a slurry that will be pumped to the process plant. This approach has a very low capital and operating cost base and has been applied to numerous tailings projects worldwide.

CMD's pilot plant tested eight discrete flowsheets that were compared for metallurgical performance as well as their ability to adhere to a robust and flexible control philosophy. The process that was chosen produced high quality LME-grade copper and cobalt cathodes using standard, well-known metallurgical process steps.

New Mining Code's Promulgation Spurs Further AMZ Progress

On July 13th, it was announced that the new Mining Code, developed by the Ministry of Mines and Hydrocarbons in conjunction with the World Bank, was promulgated by President Kabila. Read said that "this represents a major move forward for the country by creating a strong framework for inwards investment in the mining sector".

"In May of this year, the DRC government confirmed to CMD that, given the considerable financial and technical efforts already made on the project, it would receive the exploitation rights for the tailings," said Mr. Read. "The new mining code provides a robust legal framework which will enable us to protect and to enhance the value of the Kolwezi project for our shareholders. We expect to move ahead shortly with a feasibility study that will put AMZ in the position to properly finance the project."

Now that the Mining Code has been approved, CMD is set to enter into negotiations with the DRC Government and Gécamines to restructure the terms of the KOLWEZI agreements so as to preserve its economic interest under the revised fiscal regime of the new Mining Code. Once this has been completed, KMT, the incorporated joint venture between CMD and Gécamines, will be formed and clear and unequivocal title for the project will be established. The project, which is currently on schedule for commercial production by 2005, is likely to be a phased development.

-more-

1. The resource estimate was calculated by MineNet and audited by Dr. Isobel Clark of Geostokos Limited. Some 97% of these resources are in the measured category, the balance being in the indicated resource category. This resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines. Dr. Clark has also confirmed these results to the Joint Ore Reserves Committee reporting code with no changes.

World Bank Endorses DRC Economic Management

The new Mining Code is just one of a number of major achievements for President Kabila's administration during the past year. The President of the World Bank, James Wolfensohn last weekend paid tribute to the "extraordinary achievements" of the DRC Government in the management of the economy. The inflation rate is now less than 10 percent, a sharp decline from more than 500 percent the year before, and currency reforms have stabilised the Congolese Franc. All this has put the country on track to see approximately $10 billion of its $12 billion international debt forgiven within the next year. The DRC already has paid back $132 million of debt arrears, thereby gaining access to a new $450 million World Bank loan to be used for infrastructure projects to improve roads and education and to address rural poverty. As AMZ seeks project debt and equity finance, the renewed financial involvement of the World Bank in the DRC, with the potential active participation by both the Multilateral Investment Guarantee Agency (MIGA) and the International Finance Corporation, is viewed by AMZ as being an enormously helpful development.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol AMZ. The Company is currently developing several mineral assets in Central Africa including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of potential world-class resources in stable or stabilizing political environments.

-END-

For further information please contact:

London

Tim Read – Chief Executive Officer
Telephone: 44-207-335-3552

Facsimile: 44-207-335-3554
E-mail: London@am-min.com

North America

Martti Kangas – The Equicom Group
Telephone: 416-815-0700 x. 243
800-385-5451 (toll free)
Facsimile: 416-815-0080
E-mail: mkangas@equicomgroup.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for the Kolwezi Tailings Project, the expected results of this work and the goal of redeveloping and bringing the Kipushi Zinc mine back into production. Information concerning the plans of the Company and the measured and inferred reserves at the Kolwezi Tailings Project, may also be deemed to be forward looking statements, as they constitute a prediction of what would be recovered when a project is actually mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties involved in the interpretation of drilling results, risks and uncertainties relating to the geology, grade and continuity of mineral deposits, recovery rates, accidents, equipment breakdowns, labour disputes or the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses and other risks and uncertainties, including those described in the Company's periodic filings with the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and the U.S. Securities Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date August 1, 2002

By: ______________________

(Print) Name: Paul C. MacNeill
Title: Director